UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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 FORM SD
Specialized Disclosure Report
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TURTLE BEACH CORPORATION
__________________________________________________________________________
(Exact name of registrant as specified in its charter)

Nevada	001-35465	27-2767540
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Summit Lake Drive, Suite 100 Valhalla, New York		10595
(Address of principal executive offices)		(Zip Code)

Megan Wynne
Vice President, Legal & Licensing
(914) 345-2255
________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Turtle Beach Corporation (herein referred to as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to address conflict minerals. The Rule requires companies whose manufactured products contain minerals originating in the Democratic Republic of the Congo and the adjoining countries (collectively the “Covered Countries”) to publicly disclose information related to such use. The minerals currently subject to SEC’s disclosure requirements, referred to as “conflict minerals,” are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in a Covered Country, or if a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a Specialized Disclosure Report and Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Our business is a leading provider of feature-rich headset solutions for use across multiple platforms and innovative patent-protected sound technology that delivers immersive, directional audio, offering unique potential benefits in a variety of commercial, and consumer devices. We designed our due diligence measures to conform with the due diligence framework provided by the Organisation for Economic Co-operation and Development (“OECD”) and undertook the following measures:

•	reviewed our conflict minerals program as part of our overall corporate compliance program;

•	conducted an internal business review to evaluate the presence of conflict minerals in our products and identify 3TG suppliers of components or products containing necessary conflict minerals;

•	engaged with 3TG suppliers to encourage them to provide requested information to meet our expectations in 2014; and

•	continued to communicate the Company's policies and expectation to 3TG suppliers.

The analysis of our products determined that conflict minerals can be found in certain of our products. All 3TG minerals included in our systems are sourced as prefabricated component parts. We do not directly source minerals as raw material.

As a result, in order to determine whether the 3TG included in certain of our products is derived from any Covered Countries we relied on information provided to us by our manufacturing partners on the origin of any 3TG included in our products, including sources of 3TG that are supplied to them from their sub-tier suppliers.

Description of Reasonable Country of Origin Efforts

Our Reasonable Country of Origin Inquiry primarily consisted of conducting a supply-chain survey of our direct first-tier product suppliers and was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries. This included the preparation and electronic distribution of a questionnaire (the “Questionnaire”) to all suppliers with whom Turtle Beach contracted to manufacture products containing Conflict Minerals during the reporting period. The Questionnaire was based on the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (EICC) conflict minerals questionnaire template. The Company reviewed and validated all supplier responses and followed-up with suppliers regarding the responses as necessary and appropriate. In addition, there is significant overlap between our reasonable country of origin inquiry efforts and our due diligence measures described above.

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the efforts described above, Turtle Beach Corporation (“Turtle Beach” or the “Company”) has concluded in good faith that during 2014:

•	The Company has contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

•
Based on a “reasonable country of origin inquiry,” the Company has no reason to believe any of the Conflict Minerals necessary for the functionality or production of the products during the reporting period originated in the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Disclosure as set forth above are publicly available on our website at http://corp.turtlebeach.com/investor-relations as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TURTLE BEACH CORPORATION (Registrant)

By:	/s/ JUERGEN STARK
Juergen Stark Chief Executive Officer
Date: June 1, 2015